UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

Distributed Energy Systems Corp.
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
25475V104
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 24, 2008
Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          The original statement on Schedule 13D as filed on June 11, 2007 (the “Schedule 13D”) and amended on August 30, 2007 (“Amendment No. 1”), February 6, 2008 (“Amendment No. 2”) and March 28, 2008 (“Amendment No. 3”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Distributed Energy Systems Corp., a Delaware corporation (the “Issuer”), is hereby amended as set forth in this Amendment No. 4 (this “Amendment”, and together with the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, this “Statement”).
          This Amendment is being filed jointly by Perseus Partners VII, L.P. (“Perseus VII”) and Frank H. Pearl (“Mr. Pearl,” and together with Perseus VII, the “Reporting Persons,” and each a, “Reporting Person”) to amend Item 4.
          This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and all previous amendments thereto. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D and all previous amendments thereto is unchanged by this Amendment.
          Item 4 of the Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction
          Item 4 is amended to add the following information:
          As reported in the Issuer’s Form 8-K report filed on April 17, 2008, John C. Fox, a Senior Managing Director of Perseus VII, has resigned from the Issuer’s Board of Directors.
          As reported in the Issuer’s Form 10-K report for the year ended December 31, 2007, the Issuer’s financial condition has deteriorated significantly, it has continued to experience significant operating losses and negative cash flows, its existing capital resources are not expected to be sufficient for the Issuer to finance its operations, and the Issuer may be required to reorganize or liquidate its assets. Perseus VII is exploring alternatives to assist the Issuer in addressing its situation. Such alternatives include, among other things, assisting the Issuer in obtaining additional capital, a reorganization, and/or a liquidation of some or all of the Issuer’s assets. Perseus VII has made no commitment to provide the Issuer with any additional capital or to take any other action and has reserved all of its rights as a secured creditor of the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 24, 2008.	PERSEUS PARTNERS VII, L.P.
By: Perseus Partners VII GP, L.P., its general partner

By: Perseus Partners VII GP, L.L.C., its general partner

/s/ Teresa Y. Bernstein
Its: Secretary and Treasurer

FRANK H. PEARL
/s/ Teresa Y. Bernstein
Teresa Y. Bernstein, Attorney-In-Fact